SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514-7630	E-MAIL ADDRESS lchen@stblaw.com

VIA EDGAR

January 8, 2015

Jennifer Thompson, Accounting Branch Chief

Robert Babula, Staff Accountant

Yong Kim, Staff Accountant

Jacqueline Kaufman, Staff Attorney

Liz Walsh, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:                             LightInTheBox Holding Co., Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 28, 2014
Form 6-K Furnished May 23, 2014
File No. 1-35942

Dear Ms. Thompson, Mr. Babula, Mr. Kim, Ms. Kaufman and Ms. Walsh:

On behalf of our client, LightInTheBox Holding Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby respond to the comment letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 23, 2014, regarding the financial statements and related disclosures in the Company’s annual report on Form 20-F for the year ended December 31, 2013 that was filed by the Company with the Commission on April 28, 2014 (the “Company’s 2013 Form 20-F”) and the Form 6-K that was furnished by the Company to the Commission on May 23, 2014.

Set forth below are the Company’s responses to the Staff’s comments contained in the December 23, 2014 letter.  For ease of the Staff’s reference, we have reproduced the Staff’s comments in italicized boldface type below and keyed the Company’s responses correspondingly.

Leiming Chen  Daniel Fertig  Anthony D. King  Celia C.L. Lam  Chris K.H. Lin  Jin Hyuk Park  Kathryn King Sudol  Christopher K.S. Wong

Resident Partners

Simpson Thacher & Bartlett, Hong Kong is an affiliate of Simpson Thacher & Bartlett LLP with offices in:

NEW YORK	BEIJING	HOUSTON	LOS ANGELES	LONDON	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects, page 63

1.                                      We note your disclosure at the bottom of page 63 that discusses your expectations for fiscal year 2014.  Considering your history of losses from operations and net losses, to the extent known, please expand your disclosure in future filings to indicate whether you expect to continue to incur losses from operations and if and when you expect to be profitable.

The Company acknowledges the Staff’s comment and will provide in its Form 20-F filing for the year ended December 31, 2014 the requested disclosure under “Item 5.  Operating and Financial Review and Prospects—A.  Operating Results—Overview” similar to the following to discuss its expectations for 2015 (the proposed additions are in italics and underlined):

“In 2015, we will continue to invest for long-term growth.  We expect to continue to expand our product selection and supplier network; broaden the geographical reach of our websites by introducing new languages and enhancing our marketing efforts and promote repeat purchases by existing customers.  We expect to enhance our physical infrastructure, especially our warehousing systems, including establishing warehouses in strategic locations.  Furthermore, we will continue to invest in upgrading our technology and network infrastructure to handle increased traffic and improve our consumer shopping experience.  We will also invest in promoting our recently launched product brands and launching additional brands.   However, we anticipate that we may continue to incur losses from operations and net losses in the near future as we grow our business, and it may be difficult for us to make accurate predictions of our future results of operations.  See “Item 3.  Key Information—D.  Risk Factors—Risks Related to Our Business and Industry—We have incurred net losses since our inception and prior to 2012 experienced negative cash flow from operating activities.  We may continue to incur net losses and experience negative cash flow from operating activities and, as a result, we may need to obtain additional capital in the future” and “Item 3.  Key Information—D.  Risk Factors—Risks Related to Our Business and Industry— Our limited operating history may make our growth and future prospects uncertain and difficult to evaluate.”

Net Revenues, page 64

2.                                      We note you utilize mobile applications and global online marketing platforms such as Google and Facebook to reach your customers.  Please ensure your future disclosure addresses any trends associated with revenue recognized from mobile platforms.  To the extent that individual platform providers within these categories are significant to your revenues, please revise to quantify revenues by platform provider.  Refer to Item 5.A.1 of Form 20-F and Section III of SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and will provide in its future Form 20-F filings, starting from the filing for the year ended December 31, 2014, enhanced disclosure under “Item 5.  Operating and Financial Review and Prospects—A.  Operating Results—Net Revenues” similar to the following to discuss changes in revenue recognized from its mobile platforms from period to period (the proposed additions are in italics and underlined):

“We first launched our websites in English and our online marketing efforts were initially focused in North America.  As we started to introduce additional languages to our websites and increased our online marketing efforts in other countries, our revenue source became more geographically diversified.

We have made our websites easily accessible by users on their mobile devices.  We have also launched our mobile apps to enhance the mobile shopping experience of our users.  As the number of customers making purchases through our mobile apps continues to increase, our mobile revenue increased to [•]% of total net revenues in 2014, compared with 17.8% in 2013.”

The Company respectfully advises the Staff that while it is able to quantify the revenues recognized from its mobile platforms, it is impracticable to quantify revenues generated from its marketing channels.  Google and Facebook are only two of the many marketing channels in which the Company utilizes to engage in activities such as user acquisition, promoting brand awareness or engage in social media initiatives, which are only a few examples of the Company’s many other advertising initiatives.  The Company does not generate revenues directly from any of these platform providers, and not all of users acquired from these platforms have generated revenues.  Furthermore, many of the Company’s brand building activities are to foster user awareness of the Company’s websites and products, increase its reputation and brand exposure, which may lead to future purchases by users acquired from third party marketing channels, but such purchases cannot be traced back to any individual marketing channels with any degree of reliability.  Similarly, the Company also engages in customer services activities through such marketing channels, such as Facebook, which are not revenue generation activities.  As a result, the Company does not believe that any particular marketing platform by itself is a significant source of the Company’s net revenues.  Furthermore, the Company does not believe that it is practicable to quantify revenues generated from each platform, or that such information, if available, is reliable for the reasons explained above.

Critical Accounting Policies, page 70

Revenue Recognition, page 70

3.                                      We note your disclosure, “Promotional items or free products, which cannot be redeemed for cash and always shipped together with current qualified sales, are considered separate deliverables of the current qualified sales and the cost of these promotional items or free products are recorded as cost of sales when revenue of the qualified sales is recognized.” Please tell us whether you account for the promotional items and free products as separate deliverables under a multiple element arrangement pursuant to ASC 605-25, or whether you account for them as an incentive pursuant to ASC 605-50, and provide the basis for your accounting.  If you account from them as incentives, please confirm that you are not recording revenue for the free promotional items you ship and only record cost of sales for these free items when revenue is recognized for the underlying sale.  Refer to ASC 605-50-25-3.

The Company respectfully advises the Staff that in order to increase sales, it occasionally holds promotional events, in which low-value products are provided for free on a selected basis, where are shipped together with the underlying items sold.  For example, in a promotion event, every customer who purchases a particular cellphone product will be entitled to receive a cellphone case for free.

The Company has considered ASC 605-25, multiple element arrangement, and believes that the underlying product sold and the free gift provided meet the definition of separate deliverables, and also qualified as separate units of accounting under the criteria in paragraph 605-25-25-5.  However, SAB Topic 13 clarifies that revenue for one unit of accounting may be recognized if the remaining actions to be performed are “inconsequential or perfunctory,” provided that all other revenue recognition criteria are met.  SAB Topic 13 defines inconsequential or perfunctory actions as those that, if not completed by the vendor, “would not result in the customer receiving a refund or rejecting the delivered products . . . to date.”  SAB Topic 13 also notes that inconsequential or perfunctory actions are not essential to the functionality of the delivered products.  On the basis of this SEC guidance, the Company believes that inconsequential or perfunctory obligations would not be considered separate deliverables in an arrangement.  Because customers will most likely not consider the free product as an important factor for refunding or rejecting the underlying products, and it is not related to the functionality of the underlying product, the Company has concluded that the free product is not considered separate deliverable.

The Company has also considered revenue recognition guidance under ASC 605-50.  Because the free gift arrangement only linked to one single transaction, and the Company does not receive any identifiable benefit from the customer in exchange for the free product, the two criteria in ASC 605-50-25-1 are met.  As a result, the promotional items or free products are sales incentives provided to the customer.  According to ASC 605-50-

25-3, such incentive is recorded as cost of sales when revenue is recognized for the underlying sale as both products are sent to the customer at the same time.  The Company does not record any revenue for the free products shipped.

To eliminate any potential confusion, the Company will delete the sentence “are considered separate deliverables of the current qualified sales and” in the cited paragraph above in future filings.

Comparison of the Years Ended December 31, 2011, 2012 and 2013, page 77

Net Revenues, page 77

4.                                      Please revise your future disclosure to quantify changes in revenues from period to period due to changes attributable to both price and volume of your products.  For example, your current disclosure merely indicates that your increase in revenues is primarily attributable to an increase in customers and repeat customer purchases.  Please see Item 5.A.1 of Form 20-F.

The Company acknowledges the Staff’s comment and will provide in its future Form 20-F filings, starting from the filing for the year ended December 31, 2014, enhanced disclosure under “Item 5.  Operating and Financial Review and Prospects—A.  Operating Results—Results of Operations—Comparison of the Years Ended December 31, 2012, 2013 and 2014—Net Revenues” similar to the following to discuss the discrete impacts of both price and volume of its products on its revenues from period to period (the proposed additions are in italics and underlined and the proposed deletions are in strikethrough):

“Our net revenues in 2012, 2013 and 2014 were $200.0 million, $292.4 million and $[•] million, respectively, reflecting an increase of 46.2% from 2012 to 2013 and [•]% from 2013 to 2014.  Our net revenue growth was ~~primarily~~ due to an increase in our sales orders resulting from increases in our new and repeat ~~our number of~~ customers.  Our total number of orders in 2012, 2013 and 2014 was approximately 3.3 million, 6.4 million and [•] million, respectively, reflecting an increase of 96.6% from 2012 to 2013 and [•]% from 2013 to 2014.  Our number of customers in 2012, 2013 and 2014 was approximately 2.5 million, 4.3 million and [•] million, respectively, reflecting an increase of 72.0% from 2012 to 2013 and [•]% from 2013 to 2014.  Growth in our net revenues was also attributable to an increase in repeat customer purchases.

The increase in our net revenue as a result of increased sales orders was partially offset by a decrease in our unit price per order.  Our unit price per order during the same periods decreased from approximately $61.4 in 2012 to $45.7 in 2013 and further to $[•] in 2014, reflecting a decrease of 25.6% from 2012 to 2013 and [•]% from 2013 to 2014 due to changes in our product mix. ”

Cost of Goods Sold, page 78

5.                                      Please quantify the factors relating to the change in cost of goods sold.  For example, you state your cost of goods sold decreased because of lower shipping costs, but you do not quantify the shipping costs.  Further, we note your disclosure that decreases in cost of goods sold as a percentage of your net revenues were primarily due to changes in your product mix.  Note that prefacing the reference to these sources of changes with the word “primarily” obscures the ability of your investors to identify the material sources of the change.  In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms.  See Item 5.A of Form 20-F and Section III.D of SEC Release No. 33-6835.  Provide us with your intended revised disclosure.

The Company acknowledges the Staff’s comment and will provide in its future Form 20-F filings, starting from the filing for the year ended December 31, 2014, enhanced disclosure under “Item 5.  Operating and Financial Review and Prospects—A.  Operating Results—Results of Operations—Comparison of the Years Ended December 31, 2012, 2013 and 2014—Cost of Goods Sold” similar to the following to discuss changes in cost of goods sold from period to period (the proposed additions are in italics and underlined and the proposed deletions are in strikethrough):

“Our cost of goods sold in 2012, 2013 and 2014 were $116.5 million, $165.3 million and $[•] million, respectively, representing an increase of 41.9% from 2012 to 2013 and [•]% from 2013 to 2014.  ~~This increase was~~These increases were primarily due to the continued growth of our business and increases in both product sales and shipping charges.  Our product costs and other associated charges in 2012, 2013 and 2014 were $75.8 million, $101.4 million and $[•] million, respectively, representing an increase of 33.0% from 2012 to 2013 and [•]% from 2013 to 2014.  Our shipping costs in 2012, 2013 and 2014 were $40.7 million, $63.9 million and $[•] million, respectively, representing an increase of 57.0% from 2012 to 2013 and [•]% from 2013 to 2014.

Our cost of goods sold as a percentage of our net revenues was 58.2%, 56.5% and [•]% in 2012, 2013 and 2014, respectively.  Decreases in cost of goods sold as a percentage of our net revenues were ~~primarily~~ due to changes in our product mix as we increased our focus on the sale of higher margin products ~~and the strengthening of our logistics processes, which lowered shipping costs~~ such as small accessories and gadgets.  As a result, product costs and other associated charges as a percentage of our net revenues decreased from 37.9% in 2012 to 34.6% in 2013 and further to [•]% in 2014.”

The Company respectfully advises the Staff that the proposed deletion of the disclosure “and the strengthening of our logistics processes, which lowered shipping costs” that was in the Company’s 2013 Form 20-F is to correct an inadvertent error as shipping costs as a percentage of net revenues actually increased from 20.3% in 2012 to 21.9% in 2013.  The Company does not believe such error was material to investors’ understanding of the Company’s results of operations as the absolute amount of such shipping costs were disclosed on page F-19 in the Company’s 2013 Form 20-F and the increase in shipping costs as a percentage of net revenues was insignificant.  The Company advises the Staff that it will amend the inadvertent error in its Form 20-F for the year ended December 31, 2014 that is to be filed with the Commission before the end of April 2015 to reflect the proposed disclosure set forth above.

Form 6-K Furnished May 23, 2014

6.                                      We note that the Form 6-K furnished on May 23, 2014, includes a press release announcing your annual general meeting of shareholders.  In the future, please also furnish your notice of annual general meeting and any other materials that you distribute or are required to distribute to shareholders on Form 6-K, or tell us why such information is not required to be furnished.  Please see Instruction B to Form 6-K.

The Company acknowledges the Staff’s comment and will furnish notice of annual general meeting and any other materials that it distributes or is required to distribute to its shareholders on Form 6-K in the future.

*  *  *  *  *  *

In responding to the Staff’s comments, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any question regarding this response letter, please contact me by phone at + (852) 2514-7630 (office) or + (852) 9032-1314 (cell) or by email at lchen@stblaw.com or David Lee at +(852) 2514-7655 (work), +(852) 9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

By:	/s/ Leiming Chen
Name:	Leiming Chen

cc:	Quji (Alan) Guo, Chairman and Chief Executive Officer
Bin (Robin) Lu, Chief Financial Officer
LightInTheBox Holding Co., Ltd.

David Lee
Simpson Thacher & Bartlett

Taylor Lam
Deloitte Touche Tohmatsu Certified Public Accountants LLP